File No. 70-9149


                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.

                                   AMENDMENT NO. 1

                                          TO

                                       FORM U-1

                              APPLICATION OR DECLARATION

                                        under

                                         the

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     ____________________________________________

                              National Fuel Gas Company
                                 10 Lafayette Square
                               Buffalo, New York  14203
                             (Registered Holding Company)

                        (Name of company filing this statement
                      and address of principal executive office)
                    _____________________________________________

Philip C. Ackerman         James R. Peterson, Esq.   Robert J. Reger, Jr., Esq.
Senior Vice President      Assistant Secretary        Reid & Priest LLP
National Fuel Gas Company  National Fuel Gas Company  40 West 57th Street
10 Lafayette Square        10 Lafayette Square        New York, New York 10019
Buffalo, New York  14203   Buffalo, New York 14203

                     (Names and addresses of agents for service)

          Item 1.   Description of Proposed Transactions

                    The final paragraph of Item 1 is revised in its

          entirety to read as follows:

                    "National requests an order pursuant to Rule 62(d)

          authorizing it to solicit proxies from its shareholders for the approval of the aforesaid proposed changes in the capital stock provisions of its Certificate.  Such proxies are being solicited by National's Board of Directors.  The cost of solicitation will be paid by National.  In addition to the use of the mails,

          proxies may be solicited on behalf of the directors personally,

          or by telephone or telecopy, by employees of National and its subsidiaries with no special compensation to these employees.

          Morrow & Co., Inc., has been retained to assist in the

          solicitation of proxies for an estimated fee of $9,000."



          Item 6.   Exhibits and Financial Statements

                    The following exhibits are made a part of this

          statement:

               (a)  Exhibits
                    --------

                    A-3  Draft Proposals to be included in
                         Proxy Statement proposed to be used
                         in connection with the Annual
                         Meeting of Shareholders.

                    F-1  Opinion of Reid & Priest LLP.

                    F-2  Opinion of Stryker, Tams & Dill LLP.

          SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned thereunto duly authorized.

               NATIONAL FUEL GAS COMPANY

               By:  /s/ James R. Peterson
                    ----------------------
                    James R. Peterson
                    Assistant Secretary


          Date: December 17, 1997

                                    EXHIBIT INDEX



          Exhibits       Description
          --------       -----------

          A-3            Draft Proposals to be included in
                         Proxy Statement proposed to be used
                         in connection with the Annual
                         Meeting of Shareholders.

          F-1            Opinion of Reid & Priest LLP.

          F-2            Opinion of Stryker, Tams & Dill LLP.